Exhibit 10.1

NORTECH SYSTEMS INCORPORATED

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”), effective as of February 27, 2022 (the “Effective Date”), is made by and between Nortech Systems Incorporated, a Minnesota corporation (the “Company”), and Jay D. Miller (“Executive”), collectively referred to as the “parties.”

Recitals

WHEREAS, the Company currently employs Executive as Chief Executive Officer and President under agreement dated effective February 27, 2019 ("Existing Employment Agreement"), and the Company and Executive desire to continue Executive’s employment on the term and conditions set forth herein;

WHEREAS, Executive acknowledges that during the course of his employment, Executive will have access to and be provided with confidential and proprietary information and trade secrets of the Company that are invaluable to the Company and vital to the success of the Company’s business;

WHEREAS, the Company and Executive desire to protect such proprietary and confidential information and trade secrets from disclosure to third parties or unauthorized use to the detriment of the Company; and

WHEREAS, the Company and Executive desire to set forth in this Agreement, the terms, conditions, and obligations of the parties with respect to such employment

NOW, THEREFORE, in consideration of the foregoing recitals, premises and mutual covenants herein contained, and intending to be legally bound hereby, the Company and Executive hereby agree as follows:

1.            Definitions.

1.1.	“Accountants” means an accounting firm selected by the Company, which is reasonably acceptable to Executive and whose consent shall not be unreasonably withheld.

1.2.	“Board” means the Board of Directors of the Company.

1.3.

“Cause” means (a) Executive engages in gross negligence or intentional misconduct in the performance of Executive’s duties for the Company or any of its subsidiaries, (b) Executive embezzles or willfully misappropriates assets of the Company or any of its subsidiaries, (c) Executive is convicted of, or enters a plea of guilty or nolo contendere with respect to, a felony, a crime involving moral turpitude, or any other crime that materially adversely affects the Company’s business, or (d) Executive’s engaging in business activities in material violation of Executive’s obligations in Section 4 (including but not limited to Executive’s refusal or failure to perform Executive’s duties), violation of Executive’s obligations in Section 10, and/or breach of any restrictive covenant set forth in Section 11 of this Agreement; provided, however, that if the basis for Cause arises under Section 1.3(d) in connection with violation of Executive’s obligations under Section 4.2 of this Agreement (including, for the avoidance of doubt, job performance refusals or failures), Cause shall exist only if the event giving rise to Cause is not remedied by Executive within 30 days after receipt of notice thereof given by the Company.

1.4.

“Change of Control” means (a) (1) any person or group other than the group consisting of Curtis Squire, Inc. and members of the Kunin family (together, the “Kunin Group”) is at any time the beneficial owner of thirty percent (30%) or more of the equity securities of the Company entitled to vote for the election of directors (the “Voting Securities”), and (2) such other person or group then owns a greater percentage of the Voting Securities than the Kunin Group or (b) the sale or disposition of all or substantially all of the Company’s assets (including a plan of liquidation) or a merger or consolidation of the Company with or into another corporation except for a merger whereby the shareholders of the Company prior to the merger own more than fifty percent (50%) of the equity securities entitled to vote for the election of directors of the surviving corporation immediately following the transaction.

1.5.	“Code” means the Internal Revenue Code of 1986, as amended.

1.6.

“Covered Payments” means the payments or benefits provided or to be provided by the Company or its affiliates to Executive or for Executive’s benefit pursuant to the terms of this Agreement or otherwise.

1.7.

“Disability” means if by reason of any mental, sensory, or physical impairment, Executive is unable to perform the essential functions of Executive’s duties hereunder with reasonable accommodations, unless any such accommodations would impose an undue hardship on the Company’s business, for a period of ninety (90) consecutive calendar days. The written medical opinion of an independent medical physician mutually acceptable to Executive and the Company will determine if Executive has a Disability.

1.8.

“Excise Tax” means the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes.

1.9.

“Good Reason” means (a) any involuntary and material reduction in the amount or type of compensation paid to Executive or material reduction in benefits inconsistent with benefit reductions taken by other members of Company’s senior management; (b) any involuntary and material diminution of Executive’s reporting responsibilities, titles and offices, and removal of Executive from such position which has the effect of materially diminishing Executive’s responsibility and authority; (c) the Board requiring the Executive to be based at any office or location other than facilities within 50 miles of Minneapolis, Minnesota; or (d) any material breach by the Company of any contract entered into between the Executive and the Company or an affiliate of the Company, including this Agreement, which in any such event is not remedied by Company within 30 days after receipt of notice thereof given by the Executive within 90 days after Executive’s first knowledge of such event occurring; provided, that any refusal of the Company to agree to other business activities of Executive pursuant to Section 4.3 will not constitute Good Reason.

1.10.	“Parachute Payments” means parachute payments within the meaning of Section 280G of the Code.

2.	Employment. Subject to the terms and provisions set forth in this Agreement, the Company hereby employs Executive as the President and Chief Executive Officer of the Company.

3.            Agreement Term. This Agreement shall commence on the Effective Date, and shall continue, unless sooner terminated in accordance with this Agreement, until February 27, 2024 (the “Initial Period”); provided, however, this Agreement shall be extended automatically for one additional two-year period until February 27, 2026 (the “Extended Period”), and thereafter automatically for successive one-year periods (each an “Additional Extended Period,” and together with the Initial Period and the Extended Period, the “Agreement Period”) unless either party provides notice of non-renewal to the other party at or before one-hundred twenty (120) days prior to expiration of the Initial Period, Extended Period or any Additional Extended Period, as applicable. During the Agreement Period, Executive’s employment may be terminated by the Company or Executive, subject to the provisions of Section 6 of this Agreement. Notwithstanding the provisions of this Section, the provisions of Sections 8, 9, 10, 11 and 12 shall survive the termination of Executive’s employment (for any reason) and remain in full force and effect thereafter.

4.	Positions, Responsibilities and Duties.

4.1.    Positions. During the period of Executive’s employment with the Company, Executive shall be employed and serve as the President and Chief Executive Officer of the Company. Executive shall report to the Board of Directors. Executive shall also serve without additional compensation as a member of the Board of Directors of the Company, and, if so requested by the Company, as an officer or director of any subsidiary or affiliate of the Company.

4.2.    Duties. Executive shall have the duties, responsibilities and authority normally associated with the office and position of President and Chief Executive Officer and as otherwise established by the Company’s Board from time to time. During the Agreement Period, subject to the provisions of Section 4.3, Executive shall devote substantially all of his business time, during normal business hours, to the business and affairs of the Company and Executive shall use his best efforts to perform faithfully and efficiently the duties and responsibilities contemplated by this Agreement. Executive shall perform his duties, responsibilities and functions to the Company to the best of his abilities in a diligent and business-like manner. Executive shall not perform any consulting or other professional services outside of his employment with the Company during the Agreement Period.

4.3.    Permitted Activities. Notwithstanding the provisions of Section 4.2, Executive shall be allowed, to the extent such activities do not substantially interfere with the performance by Executive of his duties and responsibilities hereunder, to serve on corporate, civic or charitable boards or committees. Executive will notify the Chairman of the Board of Directors the Company in advance of the extent and nature of any such activities, and any such activities will be permitted only upon the approval of the Company, which will not be unreasonably withheld. Prior to execution of this Agreement, Executive agrees to provide the Chairman a complete list of all corporate, civic, charitable boards or committees on which the Executive currently serves. Notwithstanding the above, Executive agrees to limit his board directorships (other than the Company’s Board) to a maximum of two (2) board directorships.

5.	Compensation and Other Benefits.

5.1.    Annualized Base Salary. Executive shall receive an annualized base salary (“Base Salary”) payable in accordance with the Company’s normal payroll practices of $498,000 through the first anniversary of the Effective Date, and then $520,000 from first anniversary of the Effective Date through the second anniversary of the Effective Date. Thereafter, the Board may, in its sole discretion, increase the Base Salary at any time and may not decrease the Base Salary without Executive’s written consent. Executive’s Base Salary is increased in accordance with the Company’s executive compensation review process and subject to approval by the Company’s Board, subject to adjustment only as provided in this Section 5.1.

5.2.    Incentive Bonus. During the Agreement Period, Executive shall be eligible to participate in the Incentive Bonus Plan in effect for officers and executives of the Company (the “Incentive Bonus Plan”), under which Executive will receive a performance-based bonus the amount of which, if any, will be determined and paid based upon satisfaction of criteria determined for each calendar year for officers and executives by recommendation of the Compensation Committee and approval of the Board. During the Agreement Period, Executive’s stated payout percentage under the Incentive Bonus Plan will be up to 60% of his then-current Base Salary, prorated for the portion of the fiscal year during which Executive is employed by the Company. Goals for each year are to be set during the first quarter. Any bonus amounts payable to Executive under the Incentive Bonus Plan shall be paid at the same time as annual bonuses are paid to the Company’s other executive officers after the end of the year in which the bonus was earned, but no later than April 15 following the end of that year.

5.3.    Equity Incentive Plans. During the Agreement Period, Executive shall continue to be eligible to participate in the Company’s equity incentive plans maintained by the Company from time to time (the “Company Equity Plans”).

5.3.1.

Under Executive’s Existing Employment Agreement, Executive received: (a) a grant of 100,000 Equity Appreciation Right Units under the Company’s Restated Equity Appreciation Rights Plan, (b) a grant of 25,000 restricted shares of the Company's Common Stock, and (c) a non-qualified stock option to purchase 125,000 shares of Common Stock under the 2017 Stock Incentive Plan, with a term of ten years and vesting in equal annual installments over five years with the first of such installments vesting on the first anniversary of the date of grant and each additional installment vesting on each anniversary thereafter.

5.3.2.

On the Effective Date of this Agreement, Executive will receive a non-qualified stock option to purchase 42,000 shares of Common Stock under the 2017 Stock Incentive Plan (“2022 Grant”), with an exercise price per share equal to the fair market value of the Common Stock on the Effective Date, a term of ten years from the date of grant and vesting (i) fifty percent (50%) over five years as follows: 5,000 option shares on February 27, 2025, 5,000 option shares on February 27, 2026, 5,000 option shares on February 27, 2027, 3,000 option shares on February 27, 2028, and 3,000 option shares on February 27, 2029; and (ii) fifty percent (50%) based on performance metrics more particularly described in the Non-Qualified Stock Option Agreement between Executive and Company dated February 27, 2022.

5.3.3.

Notwithstanding anything stated in any other agreement between the Company and Executive that may be construed to the contrary, upon a Change of Control: (x) any incentive grants under the Company Equity Plans will vest immediately, and (y) any stock options held by Executive under the Company Equity Plans will be exercisable for the remainder of their term.

5.4.    Benefit Plans. During the Agreement Period, Executive shall be eligible to participate in all pension, 401(k) and other employee benefit plans, policies and programs for the benefit of senior executive officers (“Benefit Plans”). The Company reserves the right to modify, suspend or discontinue any Benefit Plans at any time without notice to or recourse by Executive, so long as such action is taken generally with respect to other similarly situated executives employed by the Company.

5.5.    Perquisites. During the Agreement Period, Executive shall receive the perquisites described in Exhibit A (that is attached to this Agreement and incorporated herein).

5.6.    Expense Reimbursement. During and in respect of the Agreement Period, Executive shall be entitled to receive reimbursement for reasonable business expenses incurred by Executive in performing his duties and responsibilities hereunder, including travel, parking, business meetings and professional dues, incurred and substantiated in accordance with the policies and procedures established from time to time by the Company for senior executives of the Company.

6.	Termination.

6.1.    Termination Due to Death. Upon Executive’s death, Executive’s estate or his legal representative, as the case may be, shall be entitled to: (a) any Base Salary earned but unpaid as of the date of death; (b) any other payments and/or benefits which Executive or Executive’s legal representative is entitled to receive under any of the Benefit Plans; and (c) the bonus earned under the Incentive Bonus Plan for the fiscal year in which Executive’s death occurred, prorated for the portion of such fiscal year through the date of death and payable at the same time as annual bonuses are paid to the Company’s other executive officers, but no later than April 15 following the end of year in which the bonus was earned.

6.2.    Termination Due to Executive’s Disability. If Executive’s condition meets the definition of Disability above, the Company may terminate Executive’s employment upon written notice. If terminated by the Company as herein provided, the Company shall pay to Executive: (a) any Base Salary earned but unpaid as of the date of Executive’s termination due to Disability; (b) Base Salary in effect at the time of the termination for a period of twelve (12) months or the remaining term under this Agreement, whichever is shorter, (c) any other payments and/or benefits which Executive or Executive’s legal representative is entitled to receive under any of the Benefit Plans; and (d) vesting of any unvested incentive grants granted under the Company Equity Plans that are scheduled to vest within twelve (12) months following the date of Disability.

6.3.    Termination by the Company Without Cause or by Executive for Good Reason. The Company may terminate Executive’s employment without Cause during the Agreement Period, or Executive may terminate his employment for Good Reason during the Agreement Period. In either such event, Executive shall be entitled to the following compensation:

6.3.1.    Executive shall be entitled to receive Base Salary earned but unpaid as of the date of Executive’s termination, and any other payments and/or benefits which Executive is entitled to receive under any of the Benefit Plans. These payments will be made in compliance with Minnesota law or in any event within fourteen (14) days after termination.

6.3.2.    Upon execution of a general release of claims against the Company in a form acceptable to the Company and after the expiration of any applicable rescission or revocation period, all before the end of the sixty (60) day period following Executive’s termination of employment, he will receive: (i) Base Salary in effect at the time of the termination for the longer of (a) the remainder of the Initial Period, Extended Period or Additional Extended Period, as applicable, following the termination of Executive’s employment with the Company or (b) a period of eighteen (18) months (the “Without Cause Continuation Period”), in the manner and at such times as the Base Salary otherwise would have been payable to Executive; (ii) a prorated bonus earned by Executive under the Incentive Bonus Plan, calculated and due only through the Executive’s last day worked with the Company, payable at the same time as annual bonuses are paid to the Company’s other executive officers after the end of the year in which the bonus was earned, but no later than 180 days following the end of that year; and (iii) the Company shall reimburse the Executive for the monthly COBRA premium paid by the Executive for the Executive and the Executive’s dependents as of the date of termination of employment for the lesser of: (A) eighteen (18) months; or (B) the period from the date of termination until Executive obtains comparable replacement coverage. Notwithstanding the foregoing, certain payments under this paragraph (b) may be delayed pursuant to Section 7.2.

6.3.3.    Notwithstanding anything stated in any other agreement between the Company and Executive that may be construed to the contrary, if Company terminates Executive’s employment without Cause, or Executive terminates his employment for Good Reason, then the Company will cause any unvested portion of Executive’s stock options to vest immediately in full to the extent not already vested, and any such stock options will be exercisable for the full remaining portion of their term.

6.4.    Termination in Connection with Change of Control. If Executive is an active and full-time employee at the time of a Change of Control and within twelve (12) months after the Change of Control, (i) Executive’s employment is involuntarily terminated by the Company or any successor employer resulting from the Change of Control for any reason other than death, Disability or Cause, or (ii) Executive resigns from the Company or any such successor for Good Reason, then Executive shall be entitled to the following compensation:

6.4.1.    Executive shall be entitled to receive Base Salary earned but unpaid as of the date of Executive’s termination, and any other payments and/or benefits which Executive is entitled to receive under any of the Benefit Plans. These payments will be made in compliance with Minnesota law or in any event within fourteen (14) days after termination.

6.4.2.    Upon execution of a general release of claims against the Company in a form acceptable to the Company and after the expiration of any applicable rescission or revocation period, all before the end of the sixty (60) day period following Executive’s termination of employment, he will receive: (i) Base Salary in effect at the time of the termination for the longer of (a) the remainder of the Initial Period, Extended Period or Additional Extended Period, as applicable or (b) a period of eighteen (18) months following the termination of Executive’s employment (the “COC Continuation Period”), in the manner and at such times as the Base Salary otherwise would have been payable to Executive; (ii) the maximum bonus payable under the Incentive Bonus Plan for the fiscal year in which the termination occurred, prorated for the portion of such fiscal year through the date of termination and payable within thirty (30) days after the date of termination of employment; and (iii) the Company shall reimburse the Executive for the monthly COBRA premium paid by the Executive for the Executive and the Executive’s dependents as of the date of termination of employment for the lesser of: (A) eighteen (18) months; or (B) the period from the date of termination until Executive obtains comparable replacement coverage. In addition, upon a Change of Control: (x) any incentive grants under the Company Equity Plans will vest immediately, and (y) any stock options held by Executive under the Company Equity Plans will be exercisable for the remainder of their term. Notwithstanding the foregoing, certain payments under this paragraph (b) may be delayed pursuant to Section 7.2.

6.5.    Termination by the Company for Cause. The Company may terminate Executive’s employment hereunder for Cause. In such event, Executive shall be entitled only to: (a) any Base Salary earned but unpaid through the date of such termination and (b) any other earned and vested payments and/or benefits that Executive is entitled to receive under any of the Benefit Plans.

6.6.    Voluntary Resignation Without Good Reason. If Executive voluntarily resigns during the Agreement Period without Good Reason, then Executive shall be entitled to: (a) Base Salary earned but unpaid as of the date of Executive’s termination; and (b) any other payments and/or benefits which Executive is entitled to receive under any of the Benefit Plans.

6.7.    Non-Renewal by the Company. If the Company provides notice of non-renewal in accordance with Section 3, then Executive shall be entitled to (i) Base Salary in effect for the remainder of the Initial Period, Extended Period or Additional Extended Period, as applicable, (ii) compensation in addition to any Base Salary earned but unpaid through the end of the Initial Period, Extended Period or Additional Extended Period, as applicable and any other earned and vested payments and/or benefits that Executive is entitled to receive under any of the Benefit Plans. Upon execution by Executive of an acceptable general release of claims against the Company in a form acceptable to the Company within sixty (60) days after the end of the Initial Period, Extended Period or Additional Extended Period, as applicable, and after the expiration of any applicable rescission or revocation period, Executive shall be entitled to: (i) Base Salary in effect immediately prior to the end of the Initial Period, Extended Period or Additional Extended Period, as applicable, for a period of eighteen (18) months, in the manner and at such times as the Base Salary otherwise would have been payable to Executive; (ii) a prorated bonus earned by Executive under the Incentive Bonus Plan, calculated and due only through the Executive’s last day worked with the Company, payable at the same time as annual bonuses are paid to the Company’s other executive officers after the end of the year in which the bonus was earned, but no later than 180 days following the end of that year; and (iii) the Company shall reimburse the Executive for the monthly COBRA premium paid by the Executive for the Executive and the Executive’s dependents as of the date immediately prior to the end of the Initial Period, Extended Period or Additional Extended Period, as applicable of termination of employment for the lesser of: (A) eighteen (18) months; or (B) until Executive obtains comparable replacement coverage. Notwithstanding the foregoing, certain payments under this paragraph may be delayed pursuant to Section 7.2. If the Executive provides notice of non-renewal in accordance with Section 3, then such non-renewal shall be treated as a Voluntary Resignation without Good Reason under Section 6.6.

7.	Severance Payment Limitations or Possible Delay Under Code Section 409A.

7.1.    Notwithstanding any other provision of this Agreement, the Company and Executive intend that any payments, benefits or other provisions applicable to this Agreement comply with the payout and other limitations and restrictions imposed under Section 409A of the Code (“Section 409A”), as clarified or modified by guidance from the U.S. Department of Treasury or the Internal Revenue Service—in each case if and to the extent Section 409A is otherwise applicable to this Agreement and such compliance is necessary to avoid the penalties otherwise imposed under Section 409A. In this regard, the Company and Executive agree that the payments, benefits and other provisions applicable to this Agreement, and the terms of any deferral and other rights regarding this Agreement, shall be interpreted and deemed modified if and to the extent necessary to comply with the payout and other limitations and restrictions imposed under Section 409A, as clarified or supplemented by guidance from the U.S. Department of Treasury or the Internal Revenue Service—in each case if and to the extent Section 409A is otherwise applicable to this Agreement and such compliance is necessary to avoid the penalties otherwise imposed under Section 409A.

7.2.    In the event any portion of any payments due under Section 6.3.2 (in the event of termination by the Company without Cause or by Executive for Good Reason), Section 6.4.2 (in the event of certain terminations after a Change of Control) or Section 6.7 (in the event of Non-Renewal by the Company) would exceed the sum of the applicable limited separation pay exclusions as determined pursuant to Code Section 409A, then payment of the excess amount shall be delayed until the first regular payroll date of the Company following the six (6) month anniversary of the Executive’s date of termination (or the date of his death, if earlier), and shall include a lump sum equal to the aggregate amounts that Executive would have received had payment of this excess amount commenced as provided above following the date of termination. If Executive continues to perform any services for the Company (as an employee or otherwise) after the date of termination, such six-month period shall be measured from the date of Executive’s “separation from service” as defined pursuant to Code Section 409A.

7.3.    Executive does not have any right to make any election regarding the time or form of any payment due under Sections 6.3, 6.4, or 6.7 or any other provision of this Agreement.

7.4.    The Company may withhold from any amounts payable under this Agreement all federal, state, city or other taxes, and other amounts required by applicable law to be withheld by the Company.

8.	Limitation on Parachute Payments.

8.1.    Limitation. Notwithstanding anything stated in this Agreement, or any other plan, arrangement or agreement to the contrary (including without limitation the Company’s 2017 Stock Incentive Plan), if any of the Covered Payments constitute Parachute Payments and would, but for this Section 8 be subject to the Excise Tax, then the Covered Payments shall be payable either (i) in full or (ii) reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax, whichever of the foregoing (i) or (ii) results in Executive’s receipt on an after-tax basis of the greatest amount of benefits after taking into account the applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax).

8.2.    Possible Reduction. If necessary, the Covered Payments shall be reduced in a manner that maximizes Executive’s economic position. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A of the Code, and where two economically equivalent amounts are subject to reduction but are payable at different times, such amounts shall be reduced on a pro rata basis but not below zero.

8.3.    Accountants. Any determination required under this Section 8 shall be made in writing in good faith by the Accountants, which shall provide detailed supporting calculations to the Company and Executive as required by the Company or Executive. The Company and Executive shall provide the Accountants with such information and documents as the Accountants may reasonably request in order to make a determination under this Section 8. The Company shall be responsible for all fees and expenses of the Accountants.

8.4.    Overpayment or Underpayment. It is possible that after the determinations and selections made pursuant to this Section 8 Executive will receive Covered Payments that are in the aggregate more than the amount provided under this Section 8 (“Overpayment”) or less than the amount provided under this Section 8.4 (“Underpayment”).

8.4.1.    In the event that: (A) the Accountants determine, based upon the assertion of a deficiency by the Internal Revenue Service against either the Company or Executive which the Accountants believe has a high probability of success, that an Overpayment has been made or (B) it is established pursuant to a final determination of a court or an Internal Revenue Service proceeding that has been finally and conclusively resolved that an Overpayment has been made, then Executive shall pay any such Overpayment to the Company.

8.4.2.    In the event that: (A) the Accountants, based upon controlling precedent or substantial authority, determine that an Underpayment has occurred or (B) a court of competent jurisdiction determines that an Underpayment has occurred, any such Underpayment will be paid promptly by the Company to or for the benefit of Executive.

9.	Successors.

9.1.    The Executive. This Agreement is personal to Executive and, without the prior express written consent of the Company, shall not be assignable by Executive, except that Executive’s rights to receive any compensation or benefits under this Agreement may be transferred or disposed of pursuant to testamentary disposition, intestate succession or pursuant to a domestic relations order. This Agreement shall inure to the benefit of and be enforceable by Executive’s heirs, beneficiaries and/or legal representatives.

9.2.    The Company. This Agreement shall inure to the benefit of and be binding upon the Company and its respective successors and assigns.

10.	Confidential Information.

10.1.    Non-Disclosure. Executive acknowledges that the Company continually develops Confidential Information (as defined below), that Executive will obtain Confidential Information during employment with the Company, that Executive may develop Confidential Information for the Company, and that Executive may learn of Confidential Information during the course of employment. Executive will comply with the policies and procedures of the Company for protecting Confidential Information obtained from the Company and shall not use or disclose to any person, corporation or other entity (except as required by applicable law or for the proper performance of the regular duties and responsibilities of Executive for the Company) any Confidential Information obtained by Executive during employment with the Company, or other association with the Company. Executive understands that this restriction shall continue to apply to Confidential Information following termination of Executive’s employment, regardless of the reason for such termination.

The Company hereby advises Executive as follows under the federal Defend Trade Secrets Act: An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that — (A) is made — (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual — (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

10.2.   “Confidential Information.” For purposes of this Agreement, “Confidential Information” means any and all information of the Company or concerning the business or affairs of the Company that is not generally known by others with whom any of them compete or do business, or with whom any of them plan to compete or do business. Confidential Information includes, without limitation, such information relating to: (i) the development, research, testing, marketing, strategies, and financial activities of the Company, (ii) the products and services, present and in contemplation, of the Company, (iii) inventions, processes, operations, administrative procedures, databases, programs, systems, flow charts, software, firmware and equipment used in the business of the Company, (iv) the costs, financial performance and strategic plans of the Company, (v) the people and organizations with whom the Company has or had business relationships and the substance of those relationships. Confidential Information also includes all information that the Company received belonging to others with any understanding, express or implied, that it would not be disclosed. Failure to mark any of the Confidential Information as confidential or proprietary will not affect its status as Confidential Information.

10.3.    Documents. All documents, records, tapes and other media of every kind and description relating to the business, present or otherwise, of the Company and any copies, in whole or in part, thereof (“Documents”), whether or not prepared by Executive, shall be the sole and exclusive property of the Company. Executive shall safeguard all Documents and shall surrender to the Company at the time Executive’s employment terminates, or at such earlier time or times as the President, Chief Executive Officer, or Board or their designees may specify, all Documents, Confidential Information, and Company property in good working condition then in Executive’s possession or control.

10.4.    Former Employer Information. Executive agrees that Executive will not, during Executive’s employment with the Company, improperly use or disclose any proprietary information or trade secrets or any other property of any former or concurrent employer or other person or entity and that Executive will not bring onto the premises of the Company any proprietary information belong to any such employer, person or entity.

11.      Restrictive Covenants. In return for the Company’s (i) promise to grant Executive access to certain of the Company’s Confidential Information, and (ii) the Company’s actual grant to Executive of access to certain of its Confidential Information, (iii) the opportunity for employment as the Company’s President and Chief Executive Officer, and (iv) the valuable pay and benefits in this Agreement that are intended, in part, to reward Executive for developing and protecting the Company’s Confidential Information, Executive makes the following commitments and Executive acknowledges these benefits constitute adequate and sufficient consideration for the restrictions in this Agreement.

11.1.    Non-Solicitation. During the Agreement Period and for a period of two years after any termination of employment hereunder for any reason, Executive will not, directly or indirectly, (i) induce or attempt to induce any employee of the Company to leave the employ of the Company or to breach that person’s contract (if any) with the Company, (ii) in any way interfere with the relationships between the Company and any such employee of the Company, (iii) employ or otherwise engage as an employee, independent contractor or otherwise any such employee of the Company, or (iv) induce or attempt to induce any customer, supplier, licensee or other person or entity that has done business with the Company to cease doing business with the Company or in any way interfere with the relationship between any such customer, supplier, licensee or other business entity and the Company.

11.2.    Non-Competition. During the Agreement Period and for a period of eighteen months after any termination of employment hereunder for any reason, Executive will not engage in, manage, operate, or participate in the management or operation of, be employed by or render services or advice, or guarantee any obligation of, any person or entity operating in the United States, China, or Mexico that engages in, or is actively planning to become engaged in, researching, inventing, designing, manufacturing, developing, producing, marketing, promoting, selling, soliciting the sales of, supporting, or providing a product or service that competes with any product or service that the Company researched, invented, designed, manufactured, developed, produced, marketed, promoted, sold, supported, provided, or serviced in the course of its business during the 24-month period prior to the termination of Executive’s employment. Executive agrees that this covenant is reasonable with respect to its duration, geographical area and scope.

11.3.    Mutual Non-Disparagement. During Executive’s employment with the Company and at all times following Executive’s termination of employment for any reason, (i) Executive covenants and agrees that he will not, nor induce others to, disparage the Company, its past and present officers, directors, employees, products or services and (ii) the Company shall not, and shall instruct members of its Board and the senior executives of the Company not to, disparage Executive. Nothing herein shall prohibit (i) the Company from complying with federal disclosure obligations; (ii) either Party from disclosing that Executive is no longer employed by the Company, (iii) either Party from responding truthfully to any governmental investigation, legal process or inquiry related thereto, or (iv) either Party from making a good faith rebuttal of the other party’s untrue or misleading statement. For purposes of this Agreement, the term “disparage” means any statements, whether orally, in writing or through any medium (including, but not limited to, the press or other media, computer networks or bulletin boards, or any other form of communication), that intentionally disparage, defame, or otherwise damage or assail the reputation, integrity or professionalism of the other party.

11.4.    Notification of Restrictive Covenants. Executive acknowledges that the Company may serve notice upon any party in the electronic manufacturing services, medical device manufacturing or engineering services industries with whom Executive accepts employment, a consulting engagement, engagement as an independent contractor, partnership, joint venture or other association if the Company reasonably believes that Executive’s activities may constitute a violation of Executive’s obligations under Section 11.1 or 11.2 above. Such notice may inform the recipient that Executive is party to this Agreement and may include a copy of this Agreement or relevant portions thereof.

11.5.    Injunctive Relief. Executive acknowledges and agrees that the Company will have no adequate remedy at law, and would be irreparably harmed, if Executive breaches or threatens to breach any of the provisions of this Section 11. Executive agrees that the Company shall be entitled to equitable and/or injunctive relief to prevent any breach or threatened breach of this Section 11, and to specific performance of each of the terms of such Section in addition to any other legal or equitable remedies that the Company may have. Executive further agrees that he shall not, in any equity proceeding relating to the enforcement of the terms of this Section 11, raise the defense that the Company has an adequate remedy at law. The parties understand that both damages and injunctions will be proper modes of relief and are not to be considered as alternative remedies.

11.6.    Special Severability. The terms and provisions of this Section 11 are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement shall thereby be affected. It is the intention of the parties to this Agreement that the potential restrictions on Executive’s future employment imposed by this Section 11 be reasonable in both duration and geographic scope and in all other respects. To the extent any provision of this Agreement is judicially determined to be unenforceable, a court of competent jurisdiction may reform any such provision to make it enforceable. If for any reason any court of competent jurisdiction shall find any provisions of this Section 11 unreasonable in duration or geographic scope or otherwise, Executive and the Company agree that the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law in such jurisdiction.

11.7.    Tolling. The duration of the above restrictions in this Section 11.1 and Section 11.2 will be extended for a period equal to the duration of any breach or default of such covenant by Executive.

12.	Miscellaneous.

12.1.    Applicable Law & Venue. This Agreement shall be governed by and construed in accordance with the laws of the state of Minnesota, applied without reference to principles of conflict of laws. The venue for any dispute relating to this Agreement shall be in the state and/or federal courts in Hennepin County, Minnesota. Executive hereby (a) waives any objection that Executive might have now or hereafter to the foregoing jurisdiction and venue of any such litigation, action or proceeding, (b) irrevocably submits to the exclusive jurisdiction of any such court set forth above in any such litigation, action or proceeding, and (c) waives any claim or defense of inconvenient forum.

12.2.    Amendments. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

12.3.    Indemnification. The Company agrees that if Executive is made a party or is threatened to be made a party, or is required to appear as a witness to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he is or was an officer of the Company, whether or not the basis of such Proceeding is alleged action in an official capacity as an officer, employee or agent while serving as an officer, employee or agent, he shall be indemnified and held harmless by the Company (unless Executive’s actions or omissions constitute gross negligence or willful misconduct) to the fullest extent authorized by law, as the same exists or may hereafter be amended, against all costs and expenses incurred or suffered by Executive in connection therewith, and such indemnification shall continue as to Executive even if Executive has ceased to be an officer or agent, or is no longer employed by the Company and shall inure to the benefit of his heirs, executors and administrators. Executive agrees to fully cooperate with the Company should any Proceeding commence and for the duration of such Proceeding. On the Effective Date, the Company will cause Executive to be covered and named as an insured on its Director and Officer Liability Insurance policy, which the Company represents to be in force and in good standing at the time this Agreement is executed.

12.4.    Notices. All notices and other communications hereunder shall be in writing and shall be given by hand-delivery to the other parties or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To the Company:

Nortech Systems Incorporated

7550 Meridian Circle N., Suite # 150

Maple Grove, MN 55369

Attn: Chief Financial Officer

If to Executive:

Jay D. Miller

or to such other address as (a) indicated in the Company’s employment records, or (b) any party shall have furnished to the others in writing in accordance herewith. Notices and communications shall be effective when actually received by the addressee.

12.5.    Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

12.6.    Captions. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

12.7.    Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same Agreement.

12.8.    Entire Agreement; Previous Agreements Superseded. This Agreement contains the entire agreement between the parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the parties with respect thereto. There are no representations, understandings, or agreements by or between the parties which are not contained within the four corners of this Agreement. Notwithstanding the foregoing, separate agreements between Executive and the Company relating to stock awards or non-qualified stock options remain in full force and effect.

12.9.    Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of Executive’s employment under this Agreement for any reason to the extent necessary to the intended provision of such rights and the intended performance of such obligations.

12.10.    Attorneys’ Fees and Costs. In the event of any claim, controversy, or dispute arising out of or relating to this Agreement, or breach hereof, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs in connection with any court proceeding.

12.11.    No Waiver. No term or condition of this Agreement will be deemed to have been waived nor shall there be any estoppel to enforce any provision hereof, except by a written instrument executed by the party charged with waiver or estoppel. The Company’s delay, waiver or failure to enforce any of the terms of this Agreement or any similar agreement in one instance shall not constitute a waiver of its rights hereunder with respect to other violations of this or any other agreement.

12.12.    Termination of Existing Employment Agreement. The Company and the Executive hereby agree that the Existing Employment Agreement shall terminate and be of no further force or effect as of the Effective Date of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Employment Agreement to be effective as of the date first set forth above.

NORTECH SYSTEMS INCORPORATED

By:	/s/ David Kunin
Name:	David Kunin
Title:	Chair of the Board

EXECUTIVE

By:	/s/ Jay D. Miller
Jay D. Miller

EXHIBIT A

PERQUISITES